



RECEIVED
2005 SEP 21 A 9:18

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

14th September, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 13th September 2005, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 14th September 2005, confirming that Cater Allen International Ltd have decreased their interests such that they no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each; and,

(b) an announcement, dated 14th September 2005, confirming that The Goldman Sachs Group, Inc. had, as at 12th September 2005, decreased its interests such that it no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/48

Company Announcements Office,
London Stock Exchange.

14th September, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.6.7 of the Listing Rules, we advise that the Company has been informed in a letter dated and received by fax on 14th September 2005 that Cater Allen International Ltd has ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/49

Company Announcements Office,
London Stock Exchange.

14th September, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.6.7 of the Listing Rules, we advise that the Company has been informed in a letter dated and received by fax on 14th September 2005 that, as of 12th September 2005, The Goldman Sachs Group, Inc. ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary